Mail Stop 4561

October 20, 2009

Mr. Manouch Moshayedi
Chief Executive Officer
STEC, Inc.
3001 Daimler Street
Santa Ana, CA 92705-5812

   Re: **STEC, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 12, 2009
     Form 10-Q for the Quarterly Period Ended March 31, 2009
     Filed May 11, 2009
     Form 10-Q for the Quarterly Period Ended June 30, 2009
     Filed August 3, 2009
     File No. 000-31623

Dear Mr. Moshayedi:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Stephen Krikorian
        Accounting Branch Chief